Alif 11/6/2002



02053649

TC 114

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
OCT 2 5 2002
WASH. D.C.
PUBLIC MAIL PROCESSING SECTION

SEC FILE NUMBER
8-43158

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____09/01/01_____ AND ENDING _____08/31/02_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goodwin, Browning & Luna Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Academy Blvd., N.E. Bldg. 2, Suite 101
                (No. and Street)

Albuquerque	NM	87109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
                (Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)
                 Potential persons who are to respond to the collection of information
                 contained in this form are not required to respond unless the form displays
                 a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John W. Goodwin__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Goodwin, Browning & Luna Securities, Inc.__ , as of
__August 31__ , 2002, are true and correct. I further swear (or affirm) that neither the company nor
any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as
that of a customer, except as follows:

_____

_____

_____
                                                Signature

_____
President
Title

_____
Notary Public   3/22/03

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOODWIN, BROWNING & LUNA SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED AUGUST 31, 2002

GOODWIN, BROWNING & LUNA SECURITIES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Goodwin, Browning & Luna Securities, Inc.

We have audited the accompanying statement of financial condition of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin, Browning & Luna Securities, Inc., as of August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
October 8, 2002

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Financial Condition
August 31, 2002

ASSETS

Cash	$ 23,751
Receivable from broker-dealers and clearing organizations	36,518
Other receivables	2,000
Furniture and equipment at cost, net of accumulated depreciation of $27,713	3,324
Securities owned	7,200
	$ 72,793

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 30,039
Federal income taxes payable	500
Total Liabilities	30,539

Stockholders' equity:

Common stock, 500,000 shares authorized, .00555 stated value, 390,000 shares issued and outstanding	2,165
Additional paid-in capital	36,835
Retained earnings	3,254
Total stockholders' equity	42,254
	$ 72,793

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Income
For the Year Ended August 31, 2002

Revenues:

Securities commissions	$ 314,295
Revenue from sale of investment shares	292,981
Advisory fees	74,570
Interest income	170
Other revenue	21,779
	703,795

Expenses:

Compensation and benefits	484,465
Commission and clearance paid other brokers	102,880
Communications	30,431
Occupancy and equipment costs	36,816
Promotional expenses	10,808
Regulatory fees and expenses	6,804
Other expenses	26,534
	698,738

Income before income taxes	5,057
Provision for income taxes	(1,120)
Net Income	$ 3,937

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balances at August 31, 2001	390,000	$ 2,165	$ 36,835	$ (683)	$ 38,317
Net income for the year				3,937	3,937
Balances at August 31, 2002	390,000	$ 2,165	$ 36,835	$ 3,254	$ 42,254

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended August 31, 2002

Balance, at August 31, 2001	$ -0-
Increases	-0-
Decreases	-0-
Balance, at August 31, 2002	$ -0-

The accompanying notes are an integral part of these financial statements.

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended August 31, 2002

Cash flows from operating activities:

Net income	$ 3,937
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	3,800
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	5,788
Decrease in other assets	2,492
Decrease in accounts payable and accrued expenses	(974)
Increase in federal income taxes payable	500
Net cash provided (used) by operating activities	15,543

Cash flows from investing activities:

Purchases of furniture and equipment	(1,107)
Net cash provided (used) by investing activities	(1,107)

Cash flows from financing activities:

Net cash provided (used) by financing activities	-0-
Net increase in cash	14,436
Cash at beginning of year	9,315
Cash at end of year	$ 23,751

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Goodwin, Browning & Luna Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's correspondent. The Company is a New Mexico corporation.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in New Mexico.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Depreciation is provided by an accelerated method over the estimated useful lives of the related assets. Depreciation expense for the year totaled $3,800 and is reflected in occupancy and equipment costs.

Advertising costs are expensed as incurred. Advertising expense for the year totaled $1,349 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 -   Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At August 31, 2002, the Company had net capital of approximately $29,382 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.04 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4-   Lease Commitments

The Company has entered into a long-term lease commitment for office space. The aggregate future minimum rentals under this operating lease agreement are summarized as follows:

Year Ending August 31,	
2003	$ 33,350
2004	22,233
	$ 55,583

Note 4-   Lease Commitments, continued

Rental expense charged to operations for the year ended August 31, 2002 was $26,799 and is reflected in occupancy and equipment costs.

Note 5-   Retirement Plan

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $52,257.

Note 6 -   Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At August 31, 2002, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of August 31, 2002

Schedule I

<u>GOODWIN, BROWNING & LUNA SECURITIES, INC.</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of August 31, 2002</u>

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 42,254
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		42,254
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 2,000	
Furniture and equipment	3,324	(5,324)
Net capital before haircuts on securities positions		36,930
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Non-marketable securities	7,200	
Other securities	348	(7,548)
Net capital		$ 29,382

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 30,039
Federal income taxes payable		500
Total aggregate indebtedness		$ 30,539

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,037
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 24,382
Excess net capital at 1000%	$ 26,328
Ratio: Aggregate indebtedness to net capital	1.04 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in the Company's Part II (Unaudited) FOCUS Report	$ 29,382
Excess haircut	(5,000)
Net capital per audited report	$ 24,382

Schedule II

GOODWIN, BROWNING & LUNA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of August 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended August 31, 2002



Cheshier & Fuller, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Goodwin, Browning & Luna Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Goodwin, Browning & Luna Securities, Inc. (the "Company"), for the year ended August 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Page 15

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
October 8, 2002